UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 13e-4)

AMENDMENT NO. 3

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TURBOCHEF TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

900006206
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

_________________________________

Dennis J. Stockwell, Esq.
Vice President, General Counsel
Six Concourse Parkway, Suite 1900
Atlanta, Georgia 30328
(678) 987-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)
Copy to: David M. Eaton, Esq. Kilpatrick Stockton LLP 1100 Peachtree Street, Suite 2800 Atlanta, Georgia 30309 (404) 815-6500

_________________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,860,586.32 (1)	$118.52 (1)
*The “transaction valuation” set forth above is based on the Black−Scholes option valuation model and assumes that all outstanding options eligible for tender covering an aggregate of 357,204 shares of common stock of TurboChef Technologies, Inc. will be amended or replaced pursuant to this offer, which may not occur.

**The amount of the filing fee, calculated in accordance with Rule 0−11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

(1) Filing fee previously paid.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d−1.
☒	issuer tender offer subject to Rule 13e−4.
☐	going-private transaction subject to Rule 13e−3.
☐	amendment to Schedule 13D under Rule 13d−2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO-I (the “Schedule TO-I”) filed by TurboChef Technologies, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 7, 2007, as amended by Amendment No. 1 to the Schedule TO-I filed by the Company with the SEC on November 19, 2007, as amended by Amendment No. 2 to the Schedule TO-I filed by the Company with the SEC on November 28, 2007, and is the final amendment relating to the offer (the “Offer”) by the Company to amend or replace certain outstanding employee stock options as described in the Offer to Amend or Replace Eligible Options, dated November 7, 2007 (the “Offering Memorandum”), filed previously as Exhibit (a)(1)(A) to the Schedule TO-I.  The purpose of this Amendment No. 3 is to report the results of the Offer.

Item 4.            TERMS OF THE TRANSACTION

Item 4(a) of the Schedule TO-I is hereby amended and supplemented to add the following:

The Offer expired at 12:00 midnight, Eastern Time, in the evening of December 6, 2007 (the “Expiration Date”).  Pursuant to the Offer, the Company has accepted for amendment, or amendment and replacement, tendered “Eligible Options” (as defined in the Offering Memorandum) covering a total of 357,204 shares of the Company’s common stock.

Of that total, Eligible Options covering 317,204 shares of common stock have been amended to increase the exercise price of each such option to the fair market value per share of the Company’s common stock on the revised measurement date determined for that option for financial accounting purposes.

Eligible Options covering a further 40,000 shares of common stock have been: (i) amended to increase the exercise price of each such option to the fair market value per share of the Company’s common stock on the revised measurement date determined for that option for financial accounting purposes; and (ii) immediately after such amendment, cancelled and replaced with a new option granted under the Company’s 2003 Stock Incentive Plan (the “Plan”) that is exactly the same as the canceled option, including no loss of vesting or change to the expiration date of the option term, but with an exercise price equal to $15.96 which was the closing selling price per share of the Company’s common stock on The Nasdaq Global Market on the Expiration Date.  Such replacement options also have a new grant date of December 7, 2007.

In addition, each participant whose Eligible Options have been so amended, or amended and replaced, has been issued restricted stock units (“RSUs”) under the Plan, denominated in dollars, with a fixed value equal to the difference between the original exercise price of such participant’s tendered Eligible Options and the increased exercise price of their amended or replacement options.  The total dollar amount of RSUs issued by the Company to all participants was $1.1 million. The RSUs will settle in shares of the Company’s common stock on March 7, 2008.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TURBOCHEF TECHNOLOGIES, INC.

By: /s/Dennis J. Stockwell
Dennis J. Stockwell
Vice President and General Counsel

Dated: December 7, 2007

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